MoneyHero Limited

70 Shenton Way

#18-15, EON Shenton, S079118

Singapore

September 22, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MoneyHero Limited (the “Company”)
Registration Statement on Form F-4
Originally Filed September 11, 2023
File No. 333-274454

Dear Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-274454) be accelerated by the Securities and Exchange Commission to 10:00 a.m. Washington D.C. time on September 26, 2023 or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We request that we be notified of such effectiveness by a telephone call to Steve Lin at +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell) of Kirkland & Ellis International LLP, and we request that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours,

MoneyHero Limited

By:	/s/ Derek Fong
Name:	Derek Fong
Title:	Director